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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              ATL ULTRASOUND, INC.

                           (Name of Subject Company)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                          (ROYAL PHILIPS ELECTRONICS)

                              PHILIPS ELECTRONICS
                           NORTH AMERICA CORPORATION

                           PHILIPS ACQUISITION, INC.

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

             (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A
                   PARTICIPATING CUMULATIVE PREFERRED STOCK)

                         (Title of Class of Securities)

                                   00207N100

                     (CUSIP Number of Class of Securities)

                                SAMUEL J. ROZEL
                               COMPANY SECRETARY
                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $860,820,424.50                                                $172,164.09

* For purposes of calculating the filing fee only. This calculation assumes 17,045,949 Shares (equal to the sum of (i) 14,789,665 Shares issued and outstanding as of July 31, 1998, according to ATL Ultrasound, Inc. (the "Company") and (ii) 2,256,284 Shares subject to issuance pursuant to outstanding options under the Company's stock option plans.

**  1/50 of 1% of transaction valuation

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:

Form or Registration No.:                   Date Filed:

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
                                 SCHEDULE 14D-1

            CUSIP NO. 00207N100


    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Koninklijke Philips Electronics N.V. (Royal Philips Electronics)

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           WC; OO

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%

   10.     TYPE OF REPORTING PERSON
           CO

                                 SCHEDULE 14D-1

            CUSIP NO. 00207N100


    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Philips Electronics North America Corporation

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%

   10.     TYPE OF REPORTING PERSON
           CO

                                 SCHEDULE 14D-1

            CUSIP NO. 00207N100


    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Philips Acquisition, Inc.

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)                                                / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Washington

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%

   10.     TYPE OF REPORTING PERSON
           CO

Item 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is ATL Ultrasound, Inc., a Washington corporation (the "Company"), and the address of its principal executive offices is 22100 Bothell Everett Highway, Bothell, Washington 98041.

    (b) The class of the securities to which this statement relates is the Common Stock, par value $0.01 per share (including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights" and, collectively with the Common Stock, the "Shares")), of the Company. The information set forth in the introductory section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth in the introductory section and in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) The information set forth in Section 9 of the Offer of Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of Koninklijke Philips Electronics N.V. ("Royal Philips"), a company incorporated under the laws of The Netherlands, Philips Electronics North America Corporation, a Delaware corporation ("Parent"), Philips Holding USA Inc., a Delaware corporation ("Holding") and Philips Acquisition, Inc., a Washington corporation ("Merger Sub") are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

    (e)-(f) During the last five years, none of Merger Sub, Parent, Holding, Royal Philips, or to the best of their respective knowledge, any of the directors and executive officers of Merger Sub, Parent, Holding or Royal Philips has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9, 10, 11 and Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the introductory section and in Sections 7, 10 and 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in such sections of the Offer to Purchase, none of Merger Sub, Parent or Royal Philips currently has any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's corporate structure or business; (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9, 10 and Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the introductory section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

Item 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 to the Offer to Purchase is incorporated herein by reference.

Item 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 10 of the Offer of Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in Section 15 of the Offer of Purchase is incorporated herein by reference.

    (e)-(f) Not applicable.

Item 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase, dated August 4, 1998.

(a)(2)     Form of Letter of Transmittal with respect to the Shares.

(a)(3)     Form of letter, dated August 4, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(4)     Form of letter to be used by brokers, dealers, commercial banks, trust companies, and nominees to their clients.

(a)(5)     Press Release issued by Parent, dated July 29, 1998.

(a)(6)     Form of newspaper advertisement, dated August 4, 1998.

(a)(7)     Notice of Guaranteed Delivery.

(a)(8)     Guidelines for Substitute Form W-9.

(c)(1)     Agreement and Plan of Merger, dated as of July 29, 1998, by and among the Company, Parent and Purchaser.

(g)(1)     Employment and Consulting Agreement, dated as of July 29, 1998 between the Company and Dennis C. Fill.

(g)(2)     Employment Agreement, dated as of July 29, 1998 by and between the Company and Pamela Dunlop.

(g)(3)     Employment Agreement dated as of July 29, 1998 between the Company and Donald Blem.

(g)(4)     Employment Agreement dated as of July 29, 1998 between the Company and Jacques Souquet.

(g)(5)     Employment and Consulting Agreement dated as of July 29, 1998 between the Company and Castor F. Diaz.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1998                         KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                              By:        /s/ GUIDO R. C. DIERICK
                                                         --------------------------------------
                                              Name: Guido R. C. Dierick
                                              Title:  Director and Deputy Secretary

                                              PHILIPS ELECTRONICS NORTH AMERICA CORPORATION

                                              By:        /s/ WILLIAM E. CURRAN
                                                         --------------------------------------
                                              Name: William E. Curran
                                              Title:  Senior Vice President and Chief Financial
                                                      Officer

                                              PHILIPS ACQUISITION, INC.

                                              By:        /s/ WILLIAM E. CURRAN
                                                         --------------------------------------
                                              Name: William E. Curran
                                              Title:  President

                                 EXHIBIT INDEX

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase, dated August 4, 1998.

(a)(2)     Form of Letter of Transmittal with respect to the Shares.

(a)(3)     Form of letter, dated August 4, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(4)     Form of letter to be used by brokers, dealers, commercial banks, trust companies, and nominees to their clients.

(a)(5)     Press Release issued by the Parent, dated July 29, 1998.

(a)(6)     Form of newspaper advertisement, dated August 4, 1998.

(a)(7)     Notice of Guaranteed Delivery.

(a)(8)     Guidelines for Substitute Form W-9.

(c)(1)     Agreement and Plan of Merger, dated as of July 29, 1998, by and among the Company, Parent and Purchaser.

(g)(1)     Employment and Consulting Agreement, dated as of July 29, 1998 by and between the Company and Dennis C.
           Fill.

(g)(2)     Employment Agreement, dated as of July 29, 1998 by and between the Company and Pamela Dunlop.

(g)(3)     Employment Agreement dated as of July 29, 1998 between the Company and Donald Blem.

(g)(4)     Employment Agreement dated as of July 29, 1998 between the Company and Jacques Souquet.

(g)(5)     Employment and Consulting Agreement dated as of July 29, 1998 between the Company and Castor F. Diaz.